UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Tender Offer for CJ HelloVision’s Common Shares

On November 2, 2015, SK Telecom Co., Ltd. (the “Company”) determined that it will conduct a tender offer of common shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”).

The Company entered into a share purchase agreement with CJ HelloVision’s largest shareholder, CJ O Shopping Co., Ltd., to acquire 30% of the issued and outstanding common shares of CJ HelloVision. On the same day, the Board of Directors of SK Broadband Co., Ltd. (“SK Broadband”), the Company’s subsidiary, held a meeting to resolve the merger of SK Broadband with and into CJ HelloVision.

SK Broadband is subject to the back-door listing rules under the Securities Market Listing Regulation. If it is determined that [the merger transaction constitutes a] back-door listing upon submission of the relevant back-door listing application and accompanying documents to the Korea Exchange, CJ HelloVision must submit a preliminary listing application immediately. However, CJ HelloVision is not able to submit a preliminary listing application immediately as a designated auditor has not yet been appointed. Until CJ HelloVision submits such preliminary listing application and accompanying documents, the Korea Exchange will suspend trading of CJ HelloVision’s shares.

The Company intends to conduct a tender offer in order to alleviate any inconvenience to CJ HelloVision’s shareholders caused by such suspension of trading in CJ HelloVision’s shares.

•	Tender offer period: November 2, 2015 to November 23, 2015

•	Tender offer price per common share: Won 12,000

•	Total expected tender amount: Won 120,000,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: November 3, 2015

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